UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16001829

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 52105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HENDERSON GLOBAL INVESTORS EQUITY PLANNING, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 NORTH MICHIGAN AVENUE, SUITE 1700
(No. and Street)

CHICAGO IL 60611
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

ONE NORTH WACKER CHICAGO IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KINGDOM OF GREAT BRITAIN
LAND CITY OF LONDON

OATH OR AFFIRMATION

I, MARTIN ROBERT SKINNER, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HENDERSON GLOBAL INVESTORS EQUITY PLANNING, INC, as of DECEMBER 31, 20 15, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signed and sworn at London, England on 2nd February 2016 before me:

J. KERR MILLIGAN
Notary Public of London, England
My Commission expires with life.

Notary Public

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

Martin Skinner
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in CASHFLOW ~~Financial Condition~~.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2015

Contents

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Henderson Global Investors Equity Planning, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. (the "Company") at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying computation of net capital pursuant to uniform net capital rule 15c3-1 on schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to uniform net capital rule 15c3-1 on schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 3 to the financial statements, the Company derives all of its revenue from related party transactions.

PricewaterhouseCoopers LLP

February 23, 2016

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 2,047,517
Receivable from affiliates– distribution fees	139,723
Receivable from affiliates – income taxes	23,264
Prepaid expenses	32,927
Total assets	$ 2,243,431
Liabilities and stockholder's equity	
Payable to affiliates – income taxes	$ 269,275
Payable to parent company, net	154,008
Accrued expenses	80,305
Total liabilities	503,588
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	644,840
Retained earnings	1,094,903
Total stockholder's equity	1,739,843
Total liabilities and stockholder's equity	$ 2,243,431

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Income

Year ended December 31, 2015

Revenue	
Distribution fees from affiliates (note 3)	$ 3,545,211
Interest income	2,207
Total revenue	3,547,418
Expenses	
Affiliated administrative and operational services costs (note 3)	2,654,910
Professional fees	75,542
Regulator fees	51,299
Other	4,353
Total expenses	2,786,104
Foreign currency loss	(143,823)
Income before income tax expense	617,491
Income tax expense	(256,583)
Net income	$ 360,908

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2015	$ 100	$ 644,840	$ 1,983,995	$ 2,628,935
Net income	-	-	360,908	360,908
Dividends paid	-	-	(1,250,000)	(1,250,000)
Balance at December 31, 2015	$ 100	$ 644,840	$ 1,094,903	$ 1,739,843

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities	
Net income	$ 360,908
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in net receivable from affiliates – distribution fees	760,310
Increase in receivable from affiliates – income taxes	(12,692)
Decrease in prepaid expenses	9,063
Decrease in payable to affiliates – income taxes	(82,285)
Decrease in payable to parent company, net	(467,511)
Increase in accrued expenses	18,354
Net cash provided by operating activities	586,147
Cash flows from financing activities	
Dividends paid to equity shareholder	(1,250,000)
Net cash used by financing activities	(1,250,000)
Net decrease in cash and cash equivalents	(663,853)
Cash and cash equivalents, beginning of year	2,711,370
Cash and cash equivalents, end of year	$ 2,047,517

Supplemental disclosure of information

Income tax paid to affiliate $351,560

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Notes to Financial Statements December 31, 2015

1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the "Company"), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. ("HGINA") acquired 100% of its outstanding stock. HGINA is a wholly-owned subsidiary of Henderson International Inc. ("HII"). Henderson Group plc, a company incorporated in Jersey, is the ultimate parent company of HGINA and HII. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company serves as the placement agent for the offer and sale of interests in privately-offered vehicles for which HGINA or other affiliates within the Henderson Group ("the Group") act as investment manager or investment advisor.

In April 2011, Henderson Group plc acquired Gartmore Group Limited ("Gartmore"). As part of this transaction, Henderson Group plc acquired Gartmore Distribution Services, Inc. ("GDSI"), an SEC and FINRA registered broker-dealer. GDSI served as the private placement agent offering and selling interests in the privately offered investment funds originally organized by Gartmore. Effective February 1, 2012 and March 1, 2012, private placement agreements between GDSI and the Gartmore investment funds were assigned to the Company.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash on deposit with financial institutions and highly liquid short-term instruments (including Money Market funds) having original maturity dates of three months or less at the time of purchase.

The Company's only investment holding of a Money Market Fund is valued based on reported net asset value per share.

Revenue Recognition

Placement fees are recognized as earned based on a fixed percentage of the management and net performance fee revenue recognized by HGINA and other affiliates within the Group in connection with the assets under management introduced by the Company in the privately-offered vehicles managed by HGINA and the other affiliates.

Interest income earned on cash and cash equivalents is recorded on an accrual basis.

Foreign Currencies

The Company has entered into agreements with its affiliates, of which one conducts business in the United Kingdom. In connection with foreign-denominated payables and receivables, the Company recognizes a foreign currency gain or loss on fluctuation of the pound sterling in relation to the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while transactions in foreign currencies are recorded at the appropriate rate of exchange prevailing at the date of the transaction. Gains or losses resulting from foreign currency translation are included in the statement of income.

Receivables

Receivables are assets with fixed or determinable payment terms that are recognized at fair value on initial recognition. Receivables are reviewed for impairment where there is evidence that the receivable could be impaired. Impairment losses are recognized where there is objective evidence that, as a result of one or more events, the expected cash flows will be lower than the amount recognized on initial recognition.

2. Summary of Significant Accounting Policies (continued)

Payables
Payables are obligations to pay for goods and services that have been acquired in the ordinary course of business. Payables are recognized at fair value on initial recognition.

Income Taxes

The operations of the Company are included with those of HII in the filing of a consolidated Federal and state income tax return. HII computes its income tax provision on a separate-entity basis using the liability method in accordance with Accounting Standards Codification (ASC) 740 – *Income Taxes* ("ASC 740"). HII allocates income tax expense or benefit to the Company as if the Company filed a separate return. Under the liability method, the Company recognizes deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

The Company is a party to a tax sharing agreement with HII. Under the agreement, the Company shall pay to HII an amount equal to the sum of the Company's federal and state income tax liability for such taxable year as shown on a pro forma federal and state return plus a net amount reasonably determined by HII to cover the Company's Federal and state income tax liabilities attributable to current or prior years that is not otherwise reflected in the Company's pro forma federal and state returns for such years. The Company's tax liabilities with HII as a result of the tax sharing agreement will be included in the financial statements as a payable to affiliates. In the event the Company has a net operating loss, HII shall pay an amount equal to the tax benefit shown on the pro forma tax returns. The Company's tax benefits with HII as a result of the tax sharing agreement will be included in the financial statements as a receivable from affiliates.

The Company has adopted the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *Income Taxes*. Generally, ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with existing income tax accounting standards. ASC 740 prescribes certain thresholds and attributes for the financial statements recognition and measurement of tax positions taken, or expected to be taken, in a tax return. The application of ASC 740 has not had a material impact on the Company's financial position or results of operations. Generally, the Company is subject to examination by U.S. Federal and state tax authorities for returns filed for the prior three fiscal years 2012 through 2014.

3. Related Party Transactions

The Company receives revenue from private placement services for affiliates based in the US and in the United Kingdom.

The Company has entered into agreements with HGINA and its other affiliated fund advisor entity, AlphaGen Capital Limited ("ACL"), formerly Henderson Alternative Investment Advisor Limited ("HAIAL"), the terms of which were based on the Henderson Group Global Transfer Pricing policy. These agreements allow for the Company to recognize a monthly fee calculated as a fixed percentage of the net management and performance fee revenue recognized by HGINA and other affiliates within the Group in connection with the assets under management introduced by the Company in the privately-offered vehicles managed by HGINA and the other affiliates.

Additionally, HGINA and the Company have entered into an expense sharing agreement, which was amended on January 18, 2016 with effect from January 1, 2015, whereby a certain portion of HGINA's administrative expenses related to compensation, rent, travel, office supplies, IT and other supporting expenses, are allocated to the Company. A time allocation for relevant individuals is applied to the individual's compensation costs. A proportionate allocation of rent, travel, office supplies, IT and other supporting expenses is added to determine the total costs by individual incurred by HGINA on behalf of HGIEPI. This arrangement was deemed necessary due to the fact that the Company's registered representatives are all employed by HGINA and the Company shares office space with HGINA. Payment of the expenses occurs through payment to HGINA as described in accordance with the expense sharing agreement.

3. Related Party Transactions (continued)

The Company had the following related-party transactions during the year:

Entity	Nature of Transactions	Income (expense) for the year ended December 31, 2015	Receivable from (payable to) affiliate at December 31, 2015
Henderson Global Investors (North America) Inc.	Revenue Sharing	$ 1,852,216	$ 494,441
AlphaGen Capital Limited	Revenue Sharing	1,692,995	139,723
		$ 3,545,211	$ 634,164
Henderson Global Investors (North America) Inc.	Expense Sharing	$ (2,654,910)	$ (648,449)

All transactions with the above entities are charged or credited through intercompany accounts. The above transactions exclude the Company's tax sharing arrangement disclosed in note 4 below.

4. Income Taxes

The Company computes its tax expense or benefit using the consolidated federal statutory rate of 34%. Pursuant to the tax sharing agreement, the Company has agreed to pay HII for its income tax expense and HII has agreed to reimburse the Company for income tax benefits. The Company recognized income tax expense of $256,583 relating to the current year income. Amounts payable or receivable relating to the settlement of the income tax expense or benefits are reflected as payable to or receivable from affiliates on the statement of financial condition.

Significant components of income tax expense are as follows:

	2015
Current:	
Federal	$ 245,073
State	24,202
Total current	269,275
Deferred:	
Federal	(11,877)
State	(815)
Total deferred	(12,692)
Net expense	$ 256,583

The effective rate at which taxes are provided differs from the statutory rate of 34% due to the provision for state taxes including a change in the state rate at which deferred taxes are valued.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences, such as accrued expenses, in accordance with ASC 740. The Company recognizes the federal and state deferred taxes associated with such temporary differences. At December 31, 2015, the Company had a deferred tax asset of $23,264 relating to accrued service liabilities, which is reflected in receivable from affiliates – income taxes on the statement of financial condition, pursuant to the tax sharing agreement. There are no deferred tax liabilities at December 31, 2015.

No valuation allowance has been provided as it is more likely than not, based on an evaluation of currently available information and the operation of the tax sharing agreement, that the deferred tax assets will be realized.

4. Income Taxes (continued)

The Company would record interest and penalties related to income taxes as a component of income tax expense. The Company recorded no interest or penalties related to uncertain tax positions at December 31, 2015. Based upon the timing and status of its current examinations by taxing authorities, the Company does not believe that it is reasonably possible that any changes to the balance of unrecognized tax benefits occurring within the next 12 months will result in a significant change to the results of operations, financial condition or liquidity. In addition, the Company does not anticipate that there will be additional payments made or refunds received within the next 12 months.

The earliest Federal tax year open for examination is 2009. The earliest open years in the Company's major state tax jurisdictions are 2009 for Massachusetts and 2009 for Connecticut. The Company does not believe that any adjustment from any open tax year will result in a material change in the Company's financial position.

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). Pursuant to SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2015, the Company had net capital of $1,522,368, which was $1,488,795 in excess of its required net capital of $33,573 and its ratio of aggregate indebtedness to net capital was .33 to 1.

The company claims exemption from SEC Rule 15c3-3 under provision k(2)i.

6. Concentration of Credit Risk

The Company currently holds cash deposits with counterparties that are financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

7. Subsequent Events

The Company evaluates subsequent events through the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements as at February 23, 2016 the date the financial statements were issued.

Supplemental Information

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2015

Computation of net capital	
Total ownership equity (from statement of financial condition)	$ 1,739,843
Total ownership equity qualified for net capital	$ 1,739,843
Deductions and/or adjustments:	
Non allowable assets:	
Receivables from affiliates	(162,987)
Prepaid expenses	(32,927)
Total Non allowable assets	(195,914)
Net Capital before haircuts on securities	1,543,929
Haircuts on securities - Other securities	(21,561)
Net capital	$ 1,522,368
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 33,573
Net capital in excess of requirement	$ 1,488,795
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 503,588
Ratio of aggregate indebtedness to net capital	.33 to 1

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2015 unaudited FOCUS Part II Report.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Exemption Report

December 31, 2015

Henderson Global Investors Equity Planning Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2015 to December 31, 2015 without exception.

Henderson Global Investors Equity Planning Inc.

Martin Shriver

Financial and Operations Principal

February 23, 2016

Supplementary Report

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of Henderson Global Investors Equity Planning, Inc.

We have reviewed Henderson Global Investors Equity Planning, Inc.'s assertions, included in the accompanying Henderson Global Investors Equity Planning, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2015 to December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2015 to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2016

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



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Report of Independent Accountants

To Board of Directors of
Henderson Global Investors Equity Planning, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Henderson Global Investors Equity Planning, Inc. (the "Company") for the year ended December 31, 2015, which were agreed to by Henderson Global Investors Equity Planning, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Henderson Global Investors Equity Planning, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for Henderson Global Investors Equity Planning, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment of $4,107 on July 22, 2015 was compared to evidence of payment in the form of bank statement and the SIPC form submitted with the payment, which was obtained from management of the Company. No differences were noted.
    b. Payment of $4,762 on February 22, 2016 was compared to evidence of payment in the form of bank wire statement dated February 22, 2016 which was obtained from management of the Company. No differences were noted.

2. Compared the Total Revenue amount reported on Page 3 of the audited financial statements of the Company for the year ended December 31, 2015 to the Total revenue amount of $3,547,418 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015 with no differences noted.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $ 3,547,418 and $8,869, respectively of the Form SIPC-7, with no differences noted.

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We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Henderson Global Investors Equity Planning, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

HENDERSON GLOBAL INVESTORS
737 N MICHIGAN AVE STE 1700
CHICAGO IL 60611-6652

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARTIN SKINNER

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 8,869

   B. Less payment made with SIPC-6 filed (exclude interest) (4,107)
   22 July 2015
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,762

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $4,762

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Henderson Global Investors Equity Planning Inc.
(Name of Corporation, Partnership or other organization)

Martin Skinner
(Authorized Signature)

Dated the 18 day of February , 20 16 .

Financial and operations principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 31/12/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,547,418

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $3,547,418

2e. General Assessment @ .0025 $8,869

(to page 1, line 2.A.)

